EXHIBIT 12.1

                CONAGRA, INC. AND SUBSIDIARIES
          COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
           CHARGES AND OF EARNINGS TO COMBINED FIXED
              CHARGES & PREFERRED STOCK DIVIDENDS
                       ($ IN MILLIONS)




                                                            Nine
                                                        Months Ended
                                                        February 27,

                                                            1994
                                                        ____________
Fixed charges:
 Interest expense                                      $      214.8
 Capitalized interest                                           1.1
 Interest in cost of goods sold                                10.5
 One third of non-cancellable lease rent                       33.1
                                                        ------------
 Total fixed charges (A)                                      259.5

 Add preferred stock dividends of the company                  29.5
                                                        ------------
 Total fixed charges and preferred stock
  dividends (B)                                        $      289.0
                                                        ============

Earnings:
 Pretax income                                         $      507.1
  Adjustment for unconsolidated subidiaries                    (1.8)
                                                        ------------
 Pretax income of the Company as a whole                      505.3

 Add fixed charges                                            259.5
 Less capitalized interest                                     (1.1)
                                                        ------------
 Earnings and fixed charges (C)                        $      763.7
                                                        ============

 Ratio of earnings to fixed charges (C/A)                       2.9

 Ratio of earnings to combined fixed charges
  and preferred stock dividends (C/B)                           2.6


For the purpose of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges. Fixed charges, for the purpose of computing earnings are adjusted to exclude interest capitalized and that component of fixed charges representing ConAgra's proportionate share of the preferred stock dividend requirement of a 50% owned subsidiary. Fixed charges include interest on both long and short term debt (whether said interest is expensed or capitalized and including interest charged to cost of goods sold), a portion of noncancellable rental expense representative of the interest factor and ConAgra's proportionate share of the preferred stock dividend requirement of a 50% owned subsidiary, excluding that which would be eliminated in consolidation. The ratio is computed using the amounts for ConAgra as a whole, including its majority-owned subsidiaries, whether or not consolidated, and its proportionate share of any 50% owned subsidiaries, whether or not ConAgra guarantees obligations of these subsidiaries.

For purposes of calculating the above ratio of earnings to combined fixed charges and preferred dividends, preferred stock dividend requirements (computed by increasing preferred stock dividends to an amount representing the pre-tax earnings which would be required to cover such dividend requirements) are combined with fixed charges as described above, and the total is divided into earnings as described above.